                                       FILED PURSUANT TO RULE 424(b)(3)
                                       REGISTRATION NO. 333-21322
                                       PROSPECTUS SUPPLEMENT TO PROSPECTUS
                                       DATED OCTOBER 12, 1999


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 12, 1999)




                               1,058,134 SHARES



                        LOUIS DREYFUS NATURAL GAS CORP.


                                 COMMON STOCK


                               ----------------


     This Prospectus Supplement relates to up to 1,058,134 shares of the common stock of Louis Dreyfus Natural Gas Corp. (the "Common Stock ") that may be offered and sold from time to time by the Selling Stockholders described in this Prospectus Supplement. The Selling Stockholders may acquire the shares of Common Stock offered pursuant to this Prospectus Supplement upon the exercise of outstanding warrants.

     The Selling Stockholders may offer the shares of Common Stock through public or private transactions, on the New York Stock Exchange, at prevailing market prices, or privately negotiated prices. See "Plan of Distribution."
We will not receive any proceeds from the sale of the shares of Common Stock by the Selling Stockholders.

     Our Common Stock is listed on the New York Stock Exchange under the symbol "LD." The last reported sale price of the Common Stock on the New York Stock Exchange on November 1, 2000 was $33.00 per share.


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     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


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          The date of this Prospectus Supplement is November 2, 2000.



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     You should rely only on the information contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of those documents.

                               ----------------



                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT


                                                                            PAGE

Louis Dreyfus Natural Gas Corp...............................................S-3
Use of Proceeds..............................................................S-3
Selling Stockholders.........................................................S-3
Plan of Distribution.........................................................S-4
Legal Matters................................................................S-4



                                  PROSPECTUS

                                                                            PAGE

About this Prospectus..........................................................2
Certain Forward-Looking Statements.............................................3
Louis Dreyfus Natural Gas Corp.................................................3
The Trusts.....................................................................3
Use of Proceeds................................................................4
Ratio of Earnings to Fixed Charges.............................................4
Description of the Securities We May Offer.....................................5
Description of Common Stock....................................................7
Description of Preferred Stock.................................................8
Description of Debt Securities.................................................9
Description of the Trust Preferred Securities.................................20
Description of the Trust Preferred Securities Guarantee.......................27
Relationship among the Trust Preferred Securities, the Trust Preferred
        Securities Guarantee and the Subordinated Debt Securities Held
        by the Trust..........................................................29
Plan of Distribution..........................................................30
Validity of Offered Securities................................................31
Experts.......................................................................31
Where You Can Find More Information...........................................32
Incorporation by Reference....................................................32


                        LOUIS DREYFUS NATURAL GAS CORP.

     Louis Dreyfus Natural Gas Corp. is one of the largest independent natural gas companies in the United States and is engaged in the development, exploration, acquisition, production and marketing of natural gas and crude oil. Our principal executive office is located at 14000 Quail Springs Parkway, Suite 600, Oklahoma City, Oklahoma 73134, and our telephone number is (405) 749-1300.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of Common Stock offered by the Selling Stockholders pursuant to this Prospectus Supplement. The Selling Stockholders will remit to us the exercise price of the warrants in connection with an exercise of such securities (other than cashless exercises). We will use the proceeds from such warrant exercises, if any, for working capital purposes.

                             SELLING STOCKHOLDERS

         The following table sets forth the name of each Selling Stockholder, the number of shares of Common Stock beneficially owned by each Selling Stockholder as of November 1, 2000 (including the shares issuable upon exercise of outstanding warrants), and the number of shares of Common Stock which may be offered for sale pursuant to this Prospectus Supplement by each
Selling Stockholder.   Pursuant to Rule 416(a) under the Securities Act of
1933, as amended (the "Securities Act"), this Prospectus Supplement also relates to the shares of Common Stock issuable in respect to adjustments to the warrants by reason of stock splits, stock dividends and other similar transactions in the Common Stock. The shares may be offered from time to time by each Selling Stockholder named below. See "Plan of Distribution." However, the Selling Stockholders are under no obligation to sell all or any portion of the shares of Common Stock offered hereby, nor is any Selling Stockholder obligated to sell such shares of Common Stock immediately under this Prospectus Supplement. Because the Selling Stockholders may sell all or part of the shares of Common Stock offered hereby, no estimate can be given as to the number of shares of Common Stock that will be held by each Selling Stockholder upon termination of any offering made hereby.



                                                 Shares Beneficially                Shares Beneficially
                                                   Owned Prior to                       Owned After
                                                      Offering                            Offering
                                                 -------------------                -------------------
                                                                        Shares
Name                                             Number     Percent     Offered     Number     Percent
----                                             ------     -------     -------     ------     -------

State Street Bank & Trust, as Trustee for the
Textron Master Trust                             438,370      1%        438,370       -0-        --

John Hancock Mutual Life Insurance Company       302,324      *         302,324       -0-        --

MassMutual Life Insurance Company                166,278      *         166,278       -0-        --

MassMutual Corporate Investors                    90,697      *          90,697       -0-        --

MassMutual Participation Investors                45,349      *          45,349       -0-        --

Balboa Life Insurance Company                      7,558      *           7,558       -0-        --

Balboa Insurance Company                           7,558      *           7,558       -0-        --

_______________________
* Less than 1%

                             PLAN OF DISTRIBUTION

     The shares of Common Stock are being offered on behalf of each of the Selling Stockholders and we will not receive any proceeds from the Offering. The shares of Common Stock may be sold or distributed from time to time by each Selling Stockholder, or by pledgees, donees or transferees of, or other successors in interest to, each Selling Stockholder, directly to one or more purchasers (including pledgees) or through brokers, dealers, agents or underwriters who may act solely as agent or may acquire such shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be subject to change. The sale of the shares of Common Stock may be effected in one or more of the following methods: (i) ordinary brokers' transactions, which may include long or short sales; (ii) transactions involving cross or block trades or otherwise on the New York Stock Exchange; (iii) purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this Prospectus Supplement; (iv) "at the market" to or through market makers or into established trading markets, including direct sales to purchasers or sales effected through agents; (v) or any other exchange on which the Common Stock is listed (including any over-the-counter listing service); (vi) any combination of the foregoing, or by any other legally available means. In addition, each Selling Stockholder or its successor in interest may enter into hedging transactions with broker-dealers who may engage in short sales of shares of Common Stock in the course of hedging the position they assume with such Selling Stockholder. Each Selling Stockholder or its successor in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares of Common Stock, which shares of Common Stock may be resold thereafter pursuant to this Prospectus Supplement. There can be no assurance that all or any of the shares of Common Stock will be issued to, or sold by, each Selling Stockholder.

     Brokers, dealers, underwriters or agents participating in the sale of the shares of Common Stock as agents may receive compensation in the form of commissions, discounts or concessions from each Selling Stockholder and/or purchasers of the Common Stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation to a particular broker-dealer may be less than or in excess of customary commissions). Each Selling Stockholder and any broker-dealers or other persons who act in connection with the sale of the Common Stock hereunder may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission they receive and proceeds of any sale of such shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any of the Selling Stockholders can presently estimate the amount of such compensation. We know of no existing arrangements between any Selling Stockholders and any other stockholders, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of Common Stock.

     A Selling Stockholder may decide not to sell any shares. We cannot assure you that any Selling Stockholder will use this Prospectus Supplement to sell any or all of the shares of Common Stock. Any shares covered by this Prospectus Supplement which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this Prospectus Supplement. In addition, a Selling Stockholder may transfer, devise or gift the shares by other means not described in this Prospectus Supplement.

     Each Selling Stockholder and any other persons participating in the sale or distribution of the Common Stock will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Common Stock by any Selling Stockholder or any other such persons. The foregoing may affect the marketability of the Common Stock.

     We will pay substantially all of the expenses incident to the registration, offering and sale of the Common Stock to the public other than commissions or discounts of underwriters, broker-dealers or agents. We have also agreed to indemnify each Selling Stockholder and certain related persons against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Crowe & Dulevy, A Professional Corporation, Oklahoma City, Oklahoma, as our counsel, has issued an opinion for us regarding the validity of the shares of Common Stock offered by this Prospectus Supplement and the accompanying Prospectus.



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